Keep JACK on Track: Protect Our Momentum

February 2026

We've Learned. We've Acted. We're Back on Track.



We recognize and take responsibility for operational and financial challenges that have impacted our performance

We're taking decisive action to deliver shareholder value

We have taken several strategic actions that have put us back on track:

1st ***Appointed new leadership,*** **including a new CEO, CFO, and COO**

2nd ***Created and executing*** **"JACK on Track" plan**

3rd ***Added new Board members*** **with relevant expertise**

4th **Deploying block closure program to** ***improve franchisee profitability***

However, Sardar Biglari, after retracting his proxy fight for a Board seat, is continuing a misguided, value-destructive campaign to remove critical Board expertise

PROTECT THE VALUE OF YOUR INVESTMENT--
Don't let Mr. Biglari derail our progress: vote for ALL 10 of our nominees on the WHITE proxy card

1

Our Strengths, Our Challenges: The Board's View

Nationwide Brand Awareness with a Strong Presence in California

44%

of our restaurants are in California

$2.3mm

Average Unit Volumes ("AUV") in California[1]

#2

Burger restaurant in Los Angeles, San Francisco, and San Diego[2]



CA Has 941 Locations!
>600 Restaurants
100-600 Restaurants
<100 Restaurants
No Restaurants

83.5

Familiarity score in our footprint vs. average Quick-Service Restaurant ("QSR") score of 81.3[3]

~98% / ~90%

Brand awareness in California and the rest of the U.S., respectively

Source: Public filings, Company-provided information, BERA, LWM Associates (2025), and CREST Performance Alerts and Recount® (March 2024).

(1) As of FY2025.

(2) Includes 67 QSR chains. Data from October 7, 2024 to January 19, 2025.

(3) Rolling 12 months ending March 2025. QSR average includes all QSR brands tracked in the Jack in the Box footprint: AZ, CA, CO, HI, ID, IL, LA, MO, NV, NC, OK, OR, TX, UT, and WA.

We Are a Beloved Brand with Unique Attributes



Extraordinarily Devoted Customer Base

Voted #2 Fast Food Restaurant by USA Today Readers' Choice 2025 and Favorite Fast Food Restaurant in NV and AZ[(1)]

A Top Burger Player in Our Markets

#2 burger player in our markets and top 3 QSR in major cities

Best-In-Class Menu Variety

Innovative new menu offerings that drive broad guest appeal

Scaled and Tenured Franchisee Base

Experienced franchisee leaders ensuring operational excellence

Solid AUVs in the Context of Broader QSR

Strong unit economics outperforming category averages

Diverse Guest Demographics

Appeals to a wide range of consumers

Highly Balanced Daypart Mix

Consistent traffic across breakfast, lunch, dinner, and late night, serving our entire menu all day

Source: Company-provided information.
(1) Visual Capitalist article "Mapped: Each State's Favorite Fast Food Restaurant" as of January 4, 2026.

Consumers Love Our One-of-a-Kind Menu

Jack in the Box ranks highest on variety among QSR peers(1) with sales spread across multiple categories (as of FY2025):

- **Burgers:** 33%
- **Chicken:** 21%
- **Breakfast:** 15%
- **Sides:** 12%
- **Tacos:** 9%
- **Shakes and Drinks:** 8%



BALANCED DAYPART MIX
Breakfast 20%
Lunch 21%
Snack 10%
Dinner 31%
Late Night 18%



BURGERS
UPGRADE YOUR COMBO
NEW! GREMLINS MIDNIGHT MEAL $12
SNACKS & FRIES
DRINKS & SWEETS
BREAKFAST SERVED ALL DAY
CHICKEN
NEW! MUNCH BETTER DEALS
MOZZARELLA STICKS
NASHVILLE HOT
JACK'S MUNCHIES UNDER $4
2 FOR $3 MONSTER TACOS
JACKMAS
JOIN THE JACK PACK TO UNWRAP 24 DAYS OF GIFTS

Source: Company-provided data and BCG study.
(1) BCG study includes Raising Cane's, McDonald's, Whataburger, In-n-Out, Chick-fil-A, Sonic, Wendy's, and Carl's Jr.

Our AUV Stacks Up Well Against Quick-Service Restaurant Peers

2024 AUVs for QSR Players (000s)



$3,960
$2,275
$2,160
$2,138
$2,098
$2,052(1)
$1,850
$1,630
$1,540
$1,315
$1,290
$1,275
$1,155
$1,110
Median 2024: $1,740
Bojangles
TACO BELL
WING STOP
Wendy's
Jack in the box
POPEYES
BURGER KING
SONIC
KFC
DUNKIN'
Arby's
Hardee's
Checkers

JACK AUV Should Further Improve Upon Completion of "JACK on Track" Turnaround Plan

Source: Company-provided information and Technomic Inc Top 500 Chain Restaurant Report as of April 2025. Jack in the Box data per Management.
(1) Represents AUV for Company-owned and franchise restaurants.

We've Made Digital Growth a Priority and Have Been Making Progress Driving Sales

19.5%

Digital Sales Mix
With Room for Further Growth

Potential to Reach

$1bn

in Digital Sales by FY2027

48.8%

First-Party Digital Sales CAGR
from 2020 – 2025

Significant Investment Behind First-Party Sales

to Drive Customer Engagement

16.8mm+

Cumulative First-Party App Downloads


FIND A JACK NEAR YOU
55 POINTS
CLASSIC BUTTERY JACK® COMBO
70 POINTS

Source: Company-provided data.

Despite Progress, a Back-to-Basics Approach Was Still Needed…

Prioritizing new unit growth led us to leave underperforming restaurants open…

…Now we close underperforming restaurants and focus on strengthening unit economics and AUVs

Historically did not prioritize technology & digital and fell behind peers…

…But we've made great progress under a renewed focus on growing digital sales

JACK was more focused on scaling via M&A causing underlying operations to suffer…

…We've sold Del Taco and have reset our focus on what matters

We weren't always consistent in our operations…

…Now we have hired a new COO and are focused on investing in needed operational changes

JACK's New CEO is Focused on All the Right Things to Turn the Business Around – Even Biglari Agrees

Source: Public filings and Company-provided information.

...Following Unprecedented Challenges Facing Our Industry and Core Market Over the Last 4 Years

Additional Cost Pressures Given Our High Exposure to California (AB 1228 Wage Law)

California fast food minimum wage is $20.00/hour, 2.8x the federal minimum wage of $7.25/hour

We Have Made the Necessary Business Adjustments to Manage These Cost Pressures Going Forward

Increased Input Costs From Food Inflation

National inflation increased ~7.2% from 2022-2024, with food inflation increasing ~8.1%, and food away from home inflation increasing ~11.5%

Food Inflation is Moderating

Source: Public filings, Company-provided information, Bureau of Labor Statistics, and FRED.

2

Our "JACK on Track" Turnaround Plan

Board Appointed Lance Tucker as CEO in April 2025 to Create and Spearhead Turnaround



30+ years of experience in finance and leadership roles across the **restaurant industry**

Deep experience in digital from his time as CFO and Chief Administrative Officer at **Papa Johns**, where he **helped drive significant growth across units, digital growth, and financial performance**

Served **twice as CFO at Jack in the Box** from 2018-2020 and from January 2025 until appointed Interim Principal Executive Officer in February 2025, then CEO in April 2025, providing **deep knowledge of the brand** and its business model

---

Previously held executive roles at **CKE Restaurants and Davidson Hospitality Group,** with expertise in **franchising and capital allocation**

Source: Company website.

"JACK on Track" Plan Announced April 23, 2025

Objective: Improve Long-Term Financial Performance, Strengthen the Balance Sheet, and Position the Company for Sustainable Growth

CAPITAL ALLOCATION

Accelerate cash flow and pay down debt to strengthen the balance sheet while preserving growth-oriented capital investments

STRENGTHEN FRANCHISEE ECONOMICS

Close underperforming restaurants to improve system health and position JACK for consistent net unit growth and competitive unit economics

LONG-TERM OUTLOOK

Return to simplicity for Jack in the Box model and investor story

Source: Company-provided information.

Unpacking Our "JACK on Track" Plan

1.

Accelerate cash flow by discontinuing dividend and pausing share repurchases, with majority of funds reallocated to debt paydown

2.

Closed on sale of Del Taco brand, simplifying Company structure and business model

3.

Focus on Franchisee Economics through block closure program, improving system health, and encouraging franchisees to reinvest

4.

Preserve growth-oriented capital investments related to technology and restaurant reimage; reducing spend on Company-owned restaurant growth

5.

Apply proceeds from targeted real estate sales toward debt reduction

Source: Company-provided information.

Accelerate Cash Flow by Discontinuing Dividend and Reallocating Cash Flow to Pay Down Debt

1. 2. 3. 4. 5.

Status: ✓ In Progress

- Made the decision to **discontinue our dividend** as of Q2 2025
- Action expected to preserve **~$35mm annually**, which will be primarily directed toward **debt reduction**
  - ~$17mm of savings from ceasing dividend in FY2025
- Pause **share repurchases** until debt reduction goals achieved


Coca-Cola

Source: Company-provided information.

Closed on Sale of Del Taco Brand

1. 2. 3. 4. 5.

Status: ✓ Complete

- On October 15, 2025, **sold Del Taco** to Yadav Enterprises Inc. for **$119mm**, subject to customary adjustments
  - Closed in December 2025
- **Net proceeds** (after taxes and transaction costs) were **used to retire $105mm in debt** within our securitization structure on January 9, 2026



Del Taco
Fresh Mexican Grill
Del Taco

Source: Company press release.

Focus on Franchisee Economics

1. 2. 3. 4. 5.

Status:

✓

In Progress

- Partnering with franchisees to close **150–200 underperforming restaurants**
  - These restaurants underperform with $1.2mm AUV and ($70k) 4-wall EBITDA
  - 51 closures completed through Q4'25 as part of "JACK on Track" plan with additional closures expected in FY2026
- Closures have had an overall **positive impact on our franchisees' portfolio health**
  - These closures are estimated to improve system 4-wall profitability by ~1%
- Early results show strong **sales transfer benefit of ~30%** to nearby Jack in the Box restaurants


Jack
in the box

Source: Company-provided information.

Strategic Capital Investments

1. 2. 3. 4. 5.

Status:

✓

In Progress

- Preserve **growth-oriented capital investments** related to technology and restaurant reimage
- **Reduce Company-owned unit openings** from 12 in FY2025 to 2 expected in FY2026
- FY2026 CapEx guidance of **$45-$55mm**, substantially below prior year spend of $88mm


4:20
REWARDS
750 POINTS
Free Regular Fountain Drink
300 points
Free Jr. Jumbo Jack®
500 points
Free Regular Shake
700 points
Free Jumbo Jack®
700 points
Free Buttery Smashed Jack®
1250 points
night

Source: Company-provided information.

Focus on Debt Reduction

1. 2. 3. 4. **5.**

Status: ✓ **In Progress**

- Apply proceeds from targeted **real estate sales** toward debt reduction
- Net proceeds from **Del Taco sale** have been used for debt reduction
- Expect to **pay down an additional $200mm+ of debt** over the course of the "JACK on Track" plan
- Targeting **Net Debt / EBITDA of 4-5x** upon program completion



Jack
in the box
THE BEST BURGER JOINT FAMOUS FOR ITS TACOS
TWO TACOS
24 HR DRIVE THRU
JUMBO JACK CHEESEBURGER

Source: Company-provided information.

While Still in the Early Stages, Our Franchisees Are Supportive of Management and the "JACK on Track" Plan

"I got my 1st franchise location in 1983, and I have seen many different leaderships throughout my years. *Lance has been doing an excellent job, and he has my support and commitment*. We need to let him continue the path he has laid as we are starting to see the improvements. He has my unconditional support. *In my opinion since he joined, he strengthened and started to control the situation and brought the Company some stability*.

Sudesh Sood
Owner/Partner/Operator, 150+ Jack in the Box Locations"

"I have been with Jack in the Box since high school and seen some tough times, but this is probably the toughest. *Lance and his leadership team have done a superb job of taking control of the situation, dealing with it, and improving it. They have a plan and it is starting to yield results. They have my 100% support*. We do not need a change right now!

Eddie Nieves
Owner/Partner/Operator, 30+ Jack in the Box Locations"

"Jack in the Box has been more than a business for our family. As a second-generation operator, it has allowed us to grow, create stability, and now welcome a third generation into the legacy we've built together. Lance's leadership has been instrumental during a challenging time for the brand. *He stepped in to pick up the pieces left by previous leadership, establishing a clear path focused on strengthening the brand and ensuring its continued future*. Through his commitment to accountability, debt reduction, and long-term sustainability, he continues to show us a confident way forward.

Nikki Sood-Bhatia
2nd Generation Franchise Operator for Jack in the Box & Partner
Jack in the Box Operators Association President"

"Jack in the Box has been going through a difficult situation, and Lance has done an outstanding job since he took over to try to resolve it and move the brand in the right direction. He has my full support. *Lance brings the leadership and experience that we need right now at Jack in the Box. Please let him do his job*.

Ben Nematzadeh
Owner/Partner/Operator, 100+ Jack in the Box Locations"

"During a difficult period for the industry, Lance Tucker has stepped into the unenviable role of CEO at Jack in the Box and delivered steady, pragmatic leadership. Facing heavy franchisor debt and shrinking franchisee margins, he has balanced corporate financial prudence with measures that protect and restore franchisee profitability.

Mr. Tucker acted decisively to sell Del Taco—both to reduce debt and to refocus the Company on the Jack in the Box brand—recognizing that we cannot weather this storm without a laser focus on our core business. *He also reversed the previous "growth for growth's sake" approach, reevaluating lease terms and market penetration, and permitting franchisees to close unprofitable locations. Those steps give franchisees much-needed financial respite during the downturn*.

Throughout his tenure, Mr. Tucker has listened to stakeholders, acknowledged corporate shortcomings, and made tough choices that reflect what is feasible and fair for all parties. *His steady, inclusive approach is exactly what the Company needs as we navigate these treacherous waters*. We should all continue to support his leadership.

Pankaj Bhatia
Operator/Partner, 18 Jack in the Box Locations"

Source: Company-provided information.

Doing it "Jack's Way" Will be JACK's Rallying Cry to Improve Our Operations and Overall Guest Experience

1. CREATE DISTINCTIVE MARKETING
2. PROVIDE EVERYDAY VALUE ACROSS THE MENU
3. IMPROVE OUR CORE
4. DEVELOP A STRONG INNOVATION PIPELINE
5. WIN AT DIGITAL
6. IMPROVE GUEST EXPERIENCE THROUGH OPERATIONS

Source: Company-provided information.

"JACK on Track" Plan Creates a Clear Path to Achieve Our FY2026 Guidance

2,050-2,100 Restaurant Count

(1%)-1% Same Store Sales vs. FY2025

17%-18% Company-Owned Restaurant Level Margin

$275-$290mm Franchise Level Margin

$125-$135mm SG&A

$45-$50mm D&A

$225-$240mm Adjusted EBITDA

$45-$55mm CapEx

Source: Public filings.

3

The Right Directors for Our Turnaround

Independent, Diverse, and Refreshed Board Oversees Our Strategic Success



Lance Tucker
CEO
CA
★

- Decade of experience as a restaurant industry executive leading operational improvements and driving performance – critical for us
- Unique perspective on aligning financial discipline with strategic growth in the QSR sector from 20+ years in corporate finance

FINANCE AND RESTAURANT OPERATIONS



David Goebel
Independent Chair
CC, NG

- Provides highly relevant, hands-on experience in restaurant operations, concept development, and supply chain management
- Proven restaurant operator as the former CEO and President of Applebee's

SUPPLY CHAIN MANAGEMENT, FOOD SERVICE, AND HOSPITALITY



Guillermo Diaz Jr.
Independent Director
AC, NG

- Telecommunications and information technology executive – led at both Cisco Systems and Kloudspot
- Proven skill of digital transformation – enhances our customer experience through technology, operational efficiency, and digital engagement

DIGITAL TRANSFORMATION EXPERTISE



Mark King
Independent Director
AC, NG

- As former CEO of Taco Bell, provides deep insight into operations, brand positioning, and innovation – critical perspectives to our turnaround plan execution
- Successfully led turnarounds at global brands such as adidas and TaylorMade

BRAND BUILDING AND FRANCHISE GROWTH



Madeleine Kleiner
Independent Director
CC, NG*

- Extensive legal and governance expertise, including as General Counsel for Hilton Hotels and H.F. Ahmanson
- Hospitality franchising experience is directly relevant to our franchisee model

CORPORATE GOVERNANCE, LEGAL ACUMEN, AND RISK MANAGEMENT



James Myers
Independent Director
AC*

- 35+ years of financial and operational experience
- 10 years as a CPA & public company auditor with KPMG, and 25 years with Petco; expertise in M&A, capital markets, consumer brand strategy, and financial reporting

MARKETING, CONSUMER BRANDS, AND M&A



Michael Murphy
Independent Director
CC*

- Financial and operational expertise; former CEO and CFO of Sharp and a former Deloitte partner
- Drives transparency, operational efficiency, and strategic oversight with a background in accounting, reporting, governance, and risk management

ACCOUNTING, FINANCE, AND STRATEGIC PLANNING



Enrique Ramirez
Independent Director
AC, CA

- Critical financial expertise and operational insight from his leadership experience in multi-unit retail and global restaurant operations
- Valuable strategic insights as former CFO and COO of Darden Restaurants

RESTAURANT OPERATIONS AND FINANCE



Alan Smolinisky
Independent Director
CA*, CC
★

- Significant capital allocation, investing, and real estate expertise
- Entrepreneurial leadership and deep knowledge of Southern California—our largest market—provide valuable insight into market strategy and shareholder value creation

OPERATIONS AND FINANCIAL DISCIPLINE



Vivien Yeung
Independent Director
AC, NG

- Extensive experience in strategy, marketing, and growth from leadership roles at Kohl's, Lululemon, and Starbucks
- Expertise in channel development and pricing supports our efforts to strengthen brand positioning

STRATEGY, PRODUCT MANAGEMENT, AND INTERNATIONAL GROWTH

AC = Audit Committee CC = Compensation Committee NG = Nominating and Governance Committee CA = Capital Allocation Committee * = Denotes Chair

[orange box] = Three new independent Directors have joined the Board over the last three years

★ = top 30 shareholder

Source: Company website, 2026 Proxy statement, and FactSet.

David Goebel: One of the Most Qualified Franchise Executives in the QSR and Casual Dining Sector



David Goebel

Independent Chair

Relevant Experience

Applebee's GRILL + BAR

Boston Market Rotisserie Kitchen

GoodCents deli fresh subs

SUMMIT MANAGEMENT GROUP

pie five PIZZA CO.

THE WING STOP WINGSTOP EXPERTS

A Proven Large-Scale Operator

- ✓ Former CEO of Applebee's, leading ~2,000 franchised restaurants – deep experience overseeing large, complex systems
- ✓ Built and operated 80 Boston Market units, bringing real unit-level operating credibility
- ✓ Founded and scaled multiple franchise concepts with a focus on unit economics and operator success

Franchise & Governance Expertise

- ✓ Experience as both franchisor and franchisee provides insight into franchise incentives, system health drivers, and operator relations
- ✓ Service on other public restaurant boards (including Wingstop) adds strong governance discipline, benchmarking, and sector best practices
- ✓ Brings a governance lens informed by decades in restaurant leadership roles

Critical Continuity as Board Chair

- ✓ Provides deep institutional knowledge and is critical to our turnaround strategy
- ✓ CEO Lance Tucker personally asked Mr. Goebel to remain as Chair to assist in overseeing execution of the "Jack on Track" plan
- ✓ Offers stability and long-term context during a period of operational and governance focus

Why It Matters for Our Company

As a 93%+ franchised system, we need leaders with hands-on franchise operating expertise and experience scaling performance

Goebel helps ensure the Board remains closely attuned to operator dynamics, governance best practices, and system health

Replacing a seasoned Chair now would disrupt momentum – Goebel provides steady, informed leadership when the Company needs continuity

Source: Company website and Press releases.

Most Recently Added Directors Bring Proven QSR Expertise and Strategic Leadership in Our Largest Market

Mark King
Expertise in Brand Building and Franchise Growth



- ✓ Extensive QSR & franchise experience: as CEO of Taco Bell, King drove brand strategy and performance both in the U.S. and internationally; deeply understands franchise operations, unit economics, and consumer dynamics in quick-service restaurants
- ✓ Led two successful turnarounds at global companies: as President of adidas North America, doubled market share in under three years, and catapulted the TaylorMade business from $300mm to $1.7bn in sales during his time as President and CEO

As former CEO of Taco Bell, Mark King brings best-in-class Quick Service Restaurant expertise

Alan Smolinisky
Expertise in Real Estate and Operations in Southern California



★ top 30 shareholder

- ✓ Real estate & capital allocation expertise: decades of experience building and scaling businesses in real estate which will benefit us as we return to an asset-light model
- ✓ Long-term, aligned shareholder: as a meaningful Jack in the Box shareholder (~1.0%), interests are strongly aligned with long-term investors
- ✓ Proven brand investor & operator: as a Co-Owner of the Los Angeles Dodgers, he has experience with iconic brands and high-profile businesses in our largest market–bringing strategic perspective to our brand evolution

Disciplined capital allocator and a significant Jack in the Box investor, ensuring interests are aligned with shareholders

What Mr. Biglari Told Us	We Listened to His Feedback
The Board needs more QSR experience	✓ In collaboration with one of our shareholders, we added **two new independent Directors** to the Board in November 2025
The Board needs a shareholder perspective	We added the **former CEO of Taco Bell**, adding **significant QSR turnaround expertise**
	We added a **significant Jack in the Box shareholder**, who has **notable expertise in our largest market**

Source: Company website and Press releases.

Owning the Outcome: Accountability, Action, and the Road Ahead

We've taken decisive steps since the Del Taco acquisition to correct course and refocus on Jack in the Box

Background on the Acquisition

- We saw meaningful opportunity to leverage our core skills in an adjacent category
- Del Taco and JACK served overlapping customers in a California-heavy footprint
- Our same store sales was in a place of strength, growing for 7 consecutive quarters at time of acquisition
- Synergy opportunity appeared across supply chain, marketing, and technology
- Scale opportunity to invest in digital, technology, and unit growth for both brands

The same headwinds that challenged Jack in the Box struck Del Taco with even greater force

- **Food & Wage Inflation**
- **Del Taco Had Higher Company-Owned %**
- **Del Taco's Large CA Footprint Led to Greater Exposure to AB 1228**
- **Deeper Digital Deficit**

Two Brands. Unexpected Headwinds. One Battle.

Getting Back on Track

- ✓ New Leadership: The CEO and CFO that bought Del Taco are gone – now 100% focused on JACK
- ✓ Paying Down Debt: Using all sale proceeds to repay debt, no dyssynergies post sale
- ✓ Complete Alignment on JACK Brand: Entire Jack management team now focused on a single brand
- ✓ Responding to Franchisee Feedback: JACK franchisees appreciate refocus on core

Make no mistake – we are fully committed to our turnaround

Shareholders Are Supportive of Our Turnaround Efforts

Shareholder Feedback Has Always Been Taken Seriously

We collaborate with shareholders – our recent agreement with GreenWood Investors (6.1% of O/S) resulted in the addition of two new independent directors, bringing expertise in QSR operations, real estate, and turnarounds

Our agreement with GreenWood Investors directly supports the "JACK on Track" strategy to return to a simplified, asset-light business model and enhance shareholder value

Capital Allocation Committee


Lance Tucker


Alan Smolinisky


Enrique Ramirez

The Board established a new Capital Allocation Committee, chaired by Alan Smolinisky, to oversee strategic initiatives including capital allocation priorities, asset utilization, and capital structure

"We appreciate Jack in the Box's openness to fresh perspectives and look forward to supporting actions that reduce debt, drive sustainable same-store sales, and improve margins."

– GreenWood Investors (6.1% of O/S)

Source: Company website and Press releases.

4

History of Open Engagement with Biglari

Since February 2024, We Have Engaged Extensively with Mr. Biglari…

9

Engagements with Biglari in the past 2 years, including 8 meetings and an interview with the Nominating and Governance Committee in 2025

7

Times Biglari recommended himself to the Board until he was informed he was not selected

4

Board-level engagement

The JACK Board and Management Team have actively engaged with Biglari both virtually and in person

2024

- **February 27** – *Lunch with then-CEO and then-CFO*
- **May 14** – *Phone call*

2025

- **May 23** – *Meeting at Biglari's office in San Antonio, TX with CEO and Chief Customer & Digital Officer*
- **June 20** – *Meeting with CEO*
- **July 15** ★ – *Meeting with Chair, Independent Director, & IR*
- **August 18** ★ – *Meeting with Chair, Independent Director, CEO, & IR*
- **September 26** ★ – *Interview with members of the Nominating and Governance Committee*
- **October 24** ★ – *Chair and Chair of Nom/Gov informed Biglari he was not selected for the Board*
- **October 31** – *Biglari delivered a Notice of Nomination of two individuals*
- **December 23** – *Biglari withdrew his self-nomination to the Jack in the Box Board*

2026

- **January 2** – *Biglari suggested an independent director as part of a potential agreement*
- **January 8** – *Scheduled Meeting with Chair and IR, but Biglari DID NOT SHOW UP*
- **January 15** – *CEO and Biglari conversation*

Throughout our engagement with Biglari, we offered to interview Biglari's nominee as well as a second independent candidate Biglari proposed

★ = Indicates Board touchpoint

Source: Company website and Press releases.

…And During These Engagements, He Offered No Changes to Our Strategy

- **Framed Jack in the Box as well positioned and stated he was "pretty well aligned" with "JACK on Track" as recently as July 2025,** contradicting his recent shift in tone
- **Reinforced his support of CEO Lance Tucker** shortly after his appointment, noting he would like to see Mr. Tucker succeed in this role & that Lance Tucker is "a logical man"
- Characterized the Company's recent **"JACK on Track" initiative as "steps in the right direction,"** signaling alignment with Management's roadmap
- **Did not propose any strategic changes; instead, offered only ad hoc suggestions** (e.g., ice dispenser, robotics) despite substantial access and communication

Mr. Biglari's "advice"?

Add QSR experience and a shareholder perspective to the Board – ideally Mr. Biglari himself

We Listened

✓

We added two new **independent** directors in November 2025

Mark King, **the former CEO of Taco Bell, brings significant QSR and turnaround expertise**

Alan Smolinisky, **a significant JACK shareholder, brings expertise in our largest market and in real estate**

Source: Company website and Press releases.

Biglari's Flip Flops: An Overview of Several Confusing Inconsistencies

Original Stance	Revised Stance
Held himself out as a "passive" investor by having a Schedule 13G on file with the SEC	Continued to accumulate stock and demanded a Board seat; switched to "active" investor filings only after we adopted a shareholder rights plan
Agreed to be interviewed by members of our Nominating and Governance Committee for possible Board service	When informed he was not being selected for Board service, exploded with abusive and threatening language
Nearly doubled his position in the Company after "JACK on Track" was announced and provided no suggested changes to our strategy	Published presentation highly critical of the strategy he once indicated support of
Stated that he wanted a single Board seat exclusively for himself	Launched a proxy contest, nominating himself and one other individual
Continued to push for one Board seat allocated solely to him	Subsequently withdrew the nomination of himself and his other candidate
Privately proposed a third candidate during discussions regarding a potential settlement agreement	Informed us that any settlement agreement would depend on him being added to our Board
Requested an in-person meeting with David Goebel	Did not show up to the meeting
Supportive of the Company's direction and leadership	Launched a "vote no" campaign against our Chair only after the Board determined not to add Biglari

Mr. Biglari's pattern of unpredictable behavior has consistently hindered constructive dialogue

Our Good-Faith Efforts to Reach an Amicable Resolution

Mr. Biglari's unnecessary and destructive campaign is because of his insistence that he be appointed to our Board

- ✓ The Board conducted a **robust and independent director evaluation process** in response to Mr. Biglari's suggestions
- ✓ The Board **interviewed Mr. Biglari** and determined, based on qualifications, board dynamics, and needs, that he **did not meet the Company's criteria for effective board service**
- ✓ We later **initiated interviews with Mr. Biglari's second proposed nominee** before the nomination was withdrawn
- ✓ Mr. Biglari then **privately proposed a third candidate, and the Board again began interviewing this individual**
- ✓ Mr. Biglari requested an in-person meeting with our Chair, which we facilitated. But Mr. Biglari did not show up
- ✓ Our CEO then spoke to Mr. Biglari and offered **adding his third candidate or working together to identify a mutually agreeable director** in 2026 – while still allowing him the opportunity to re-nominate himself or others at the 2027 AGM
- ✗ However, settlement efforts stalled when Mr. Biglari insisted on his own appointment to our Board for any settlement

5

Biglari's Poor Track Record and History of Erratic Behavior

Don't Be Misled – Biglari's History of Misguided Decisions Puts Us at Risk

Value Destruction

At prior investments, Biglari's campaigns have coincided with prolonged underperformance and governance disputes. Actions taken at other companies have been perceived as prioritizing visibility over sustainable value and distracting management from execution

Wasted Resources

Biglari's repeated, unsuccessful proxy campaigns demonstrate a pattern of prolonged governance disruption without durable value creation. These campaigns consumed significant management and Board attention, created recurring shareholder distraction, and failed to deliver strategic or financial improvements

Erratic Behavior

Highly visible, promotional stunts in prior campaigns as well as recent behavior in interactions with our Board have raised concerns about professionalism and alignment with governance best practices. Such behavior risks creating unnecessary noise and distraction at a time when we must remain focused on executing our turnaround strategy

Source: Company-provided information.

Biglari Has a History of Distracting and Costly Proxy Fights

Biglari's Cracker Barrel Fights Were Soundly Rejected by Shareholders by Large Margins

2011-2012

December 2011
Biglari's proxy fight for one Board seat was unsuccessful
Unaffiliated Support for Biglari: 26.2%
Distracting Fight

November 2012
ISS and Glass Lewis recommended rejecting Biglari's nominees – one of which was Biglari himself
All management nominees were elected
Unaffiliated Support for Biglari: 9.9%
Distracting Fight

2013-2014

November – December 2013
Shareholders voted in favor of all CBRL Nominees
Unaffiliated Support for Biglari: 8.0%
Distracting Fight

April 2014
ISS and Glass Lewis recommended shareholders ignore Biglari's push for a sale of CBRL
Biglari's proposals were voted down
Unaffiliated Support for Biglari: 6.8%
Distracting Fight

2015-2016

October–November 2015
Biglari opposed CBRL's proposal to adopt a shareholder rights plan
Shareholders approved the shareholder rights plan
Distracting Fight

November 2016
Despite Biglari withholding votes for directors, all CBRL directors were re-elected

2020-2021

November 2020
Biglari nominated one director, and after ISS and Glass Lewis recommended against him, shareholders re-elected CBRL directors
Unaffiliated Support for Biglari: 2.5%
Distracting Fight

December 2021
Biglari sent a letter to shareholders, pushing CBRL to target a near 100% dividend payout ratio

2022

June 2022
Biglari sent a follow up letter, nominating two directors and pushing to replace CEO Sandy Cochran

September 2022
CBRL settled with Biglari and agreed to appoint one of Biglari's director nominees, Jody Bilney

2024

November 2024
Biglari nominated 3 directors
Shareholders rejected his nominees
Unaffiliated Support for Biglari: 8.2%
Biglari pushed against renewal of the shareholder rights plan
Shareholders renewed it
Distracting Fight

2025

November 2025
Biglari urged votes against the CEO & 1 director
CBRL shareholders re-elected the CEO to the Board; the director resigned
Shareholders passed a provision to the Bylaws, inhibiting Biglari from nominating himself
Distracting Fight

Does any public company need to face 14 years of proxy fights opposite the same person?

Sardar Biglari's History of Inflammatory Tactics and Publicity Stunts Shows He Prioritizes Confrontation Over Collaboration



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Steak 'n Shake
@SteaknShake
Yes, we are responsible for this billboard.
Cracker Barrel's board has failed its shareholders. It has spent over a decade fighting with one of its largest shareholders rather than collaborating for the good of the company. CB has been at the forefront of the DEI movement at the same time it has reduced food quality and burned millions on failed acquisitions. The board apparently has more regard for DEI than ROI.
Now, we are running a proxy contest at our own expense to fire the CEO. Biglari is doing the work left undone by the board.
Fire the CEO!
Save Cracker Barrel!



Steak 'n Shake
@SteaknShake · Follow
For the next 24 hours, you get a $25 gift card with every hat purchase. Save Cracker Barrel!
(Yes, paying you $5 to get the hat!)
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FIRE CRACKER BARREL CEO!
BIGLARI WAS RIGHT ABOUT CRACKER BARREL



FIRE THE CEO
NASHVILLE NEWS
'Fire the CEO' billboard appears in Nashville, resembling canceled Cracker Barrel logo

Mr. Biglari is putting our brand and governance at risk

- ✗ 4 failed attempts to win a board seat at Cracker Barrel, forcing costly, repeated proxy fights until shareholders passed bylaws to stop his serial abuse
- ✗ Inflammatory public commentary, damaging reputation and trust instead of acting in the best interest of the company
- ✗ Publicity stunts rather than constructive engagement… releasing controversial hats criticizing Cracker Barrel and buying a billboard to call on shareholders to fire the CEO
- ✗ Confrontational, zero-sum tactics that would be counterproductive to our turnaround

Source: Twitter and Nashville News.

Keep JACK on Track:

Vote FOR all 10 Company Nominees on the WHITE Proxy Card

Protect Shareholder Value: Vote FOR ALL 10 Company Nominees

Your vote will determine whether we stay on our disciplined, value creation path–reducing debt, driving EPS growth, and investing in digital–or risks brand erosion and value destruction under Biglari's distracting, self-interested playbook

Our Turnaround Strategy	Biglari's Misguided "Plan"
✓ Appointed new leadership	✗ A conflict driven by one demand: his own Board seat
✓ Added Board members with significant expertise	✗ No credible operational turnaround strategy
✓ Closing underperforming stores	✗ Potential erosion of brand equity and customer trust
✓ Accelerating cash flow	✗ Threat to long-term shareholder value through short-term tactics and erratic behavior
✓ Preserving growth-oriented capital investments	
✓ Applying proceeds from targeted real estate sales toward debt reduction	

Support Our Strategy for Future Growth:
Vote for the Jack in the Box Nominees on the WHITE Proxy Card

Your Vote Is Important

Company Nominees: The Board recommends that you vote FOR ALL of the following ten (10) Jack in the Box nominees on the WHITE proxy card:

		FOR	Against	Abstain
1.	Lance Tucker	☑	☐	☐
2.	David Goebel	☑	☐	☐
3.	James Myers	☑	☐	☐
4.	Michael Murphy	☑	☐	☐
5.	Madeleine Kleiner	☑	☐	☐
6.	Vivien Yeung	☑	☐	☐
7.	Guillermo Diaz	☑	☐	☐
8.	Enrique Ramirez	☑	☐	☐
9.	Mark King	☑	☐	☐
10.	Alan Smolinisky	☑	☐	☐

Stockholder Protection Rights Agreement: The Board recommends that you vote FOR the Company's proposal:

5. To ratify the adoption by the Board of the Stockholder Protection Rights Agreement

Source: 2026 Jack in the Box Proxy statement.

Appendix

The Interests of All Shareholders First: Why We Adopted the Rights Plan

Our Rationale for Adopting a Shareholder Rights Plan

Biglari had privately informed the Company that he owned 9.9% of the shares of the Company's common stock and intended to increase its stake in the Company. At the time, Biglari had a Schedule 13G on file, disclosing a 5.8% stake in the Company

The Board decided to implement a limited-duration Shareholder Rights Plan in response to Biglari's accumulation of a significant amount of the Company's common stock in order to protect the interests of all shareholders and provide time for the Company to execute its "JACK on Track" plan

Our Shareholder Rights Plan protects shareholders by:

- Enabling shareholders to realize the long-term value of their investment;
- Protecting shareholders against coercive or unfair takeover tactics that would allow a third party to gain control of the Company without paying shareholders an appropriate premium for that control; and
- Ensuring all shareholders receive fair and equal treatment in the event of any proposed takeover of the Company

Shareholder-Friendly Components of Our Rights Plan



- ✓ Deters the acquisition or control of the Company without appropriately compensating shareholders for that control
- ✓ Will automatically expire in one year, unless ratified by shareholders, which would result in extension
- ✓ Does not preclude the Board from considering an offer, consistent with its fiduciary duties
- ✓ Applies equally to all current and future shareholders
- ✓ Exercisable only if any person acquires 12.5% or more of the Company's outstanding common stock – more than Biglari's reported ownership

Source: Public filings.